FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Files Annual Report on Form 20-F

BRUSSELS, Belgium – June 27, 2008 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, has filed today with the Securities and Exchange Commission (SEC) its annual report on Form 20-F for the year ended December 31, 2007.

The 2007 Form 20-F can be downloaded from the website of the SEC (www.sec.gov) directly or through the Delhaize Group website (www.delhaizegroup.com). Printed copies can be requested free of charge from:

Delhaize Group	Delhaize Group
Investor Relations Department	Investor Relations Department
Square Marie Curie 40	P.O. Box 1330
B-1070 Brussels	Salisbury, NC 28145-1330
Belgium	United States
Tel.: + 32 2 412 21 51	Tel.: + 1 704 633 82 50 (ext.2529)
Email: investor@delhaizegroup.com

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 1, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President